Exhibit 99.1

HUHUTECH International Group Awarded €13.9 Million High-Purity Process Systems Contract from Leading European Advanced-Node Semiconductor Foundry

WUXI, China, May 27, 2026 (GLOBE NEWSWIRE) -- HUHUTECH International Group Inc. (NASDAQ: HUHU) (“HUHUTECH” or the “Company”), a professional provider of factory facility management and monitoring systems, today announced that its German subsidiary has received a series of purchase orders with an aggregate value of approximately €13.9 million (approximately US$15.0 million) for the supply of High-Purity Process (HPS) system engineering projects to a leading European pure-play semiconductor foundry. The orders, secured through a competitive qualified-bidder tender process and signed in phases between October 2025 and May 2026, will support the customer’s new advanced-node wafer fab in the Dresden semiconductor ecosystem and mark HUHUTECH’s first strategic benchmark orders in Europe.

The award is the latest milestone in HUHUTECH’s “Global 2026” initiative, which has now expanded the Company’s customer footprint across all four of its core international markets: Japan, the United States, Southeast Asia, and Europe.

Management Commentary

“Germany is one of the most demanding advanced-node manufacturing environments in the world, and winning this contract through a competitive qualified-bidder process validates the technical depth and on-the-ground delivery capability we have built at HUHU Germany,” said Mr. Yujun Xiao, Chief Executive Officer of HUHUTECH. “Whether it is providing ultra-pure process infrastructure in Arizona, deploying intelligent monitoring software across Japan’s advanced fabs, or now anchoring our position in Europe’s advanced-node manufacturing belt, HUHUTECH continues to position itself as a trusted infrastructure partner enabling the global semiconductor and AI build-out.”

Project Scope and Execution

Under the contract, HUHUTECH’s German subsidiary, Huhu Technologies Deutschland GmbH (“HUHU Germany”), will deliver high-purity process systems, including specialty gas supply infrastructure to support deposition, etch, metrology, and other core semiconductor processes in the customer’s new wafer production lines. Project execution will be carried out independently by HUHU Germany’s local engineering, technical, and delivery team, which has been fully staffed and operational ahead of the project ramp.

The customer’s wafer products manufactured at the facility serve end markets including high-end smartphones, artificial intelligence and high-performance computing, automotive electronics, industrial automation, and high-end consumer electronics — applications that represent the highest-growth segments of the global semiconductor industry.

Strategic Significance

The Dresden engagement validates HUHUTECH’s multi-year strategic investment in its Germany subsidiary, including the build-out of a local engineering and delivery team and the maturation of the Company’s overseas localized delivery model. Today’s announcement extends HUHUTECH’s role as a critical infrastructure provider in the global semiconductor expansion cycle by establishing the Company within the European advanced-node manufacturing supply chain.

The customer’s ongoing capacity expansion and production line upgrade roadmap may create opportunities for follow-on orders, capacity expansion phases, and long-term operations and maintenance services in subsequent periods. These expectations do not constitute financial guidance.

About HUHUTECH International Group Inc.

HUHUTECH is a professional provider of factory facility management and monitoring systems. Through its subsidiaries in China, Japan, the United States, Germany, and Singapore, HUHUTECH designs and provides customized high-purity process systems and facility monitoring and control system solutions. The Company’s products mainly include high-purity process systems (HPS) and factory management and control systems (FMCS).

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. All statements other than statements of historical facts included in this announcement are forward-looking statements. Forward-looking statements include, but are not limited to, express or implied statements regarding expectations, hopes, beliefs, intentions, or strategies of the Company regarding the future. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based solely on the Company’s current beliefs, expectations, and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. Forward-looking statements are based on current expectations and assumptions that, while considered reasonable, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. The Company’s actual results may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 28, 2026, and the Company’s other filings with the Commission. Except as required by law, the Company undertakes no obligation to update any forward-looking statement, whether written or oral, publicly, that may be made from time to time, whether as a result of new information, future developments, or otherwise.

Company Contact

Email: ir@huhutech.com
Website: www.huhutech.com

Investor Relations Contact

Matthew Abenante, IRC
President
Strategic Investor Relations LLC
Phone: +1 (347) 947-2093
Email: matthew@strategic-ir.com
Web: www.strategic-ir.com